EXHIBIT 99.77C
SUB-ITEM 77C.

Submission of Matters to a Vote of Security Holders

The registrant did not hold an annual meeting of shareholders in 2011, but in lieu thereof Virtus Partners, Inc., which was the registrant's sole shareholder prior to the registrant's initial public offering, acted by written consent on June 22, 2011 to approve the registrant's investment advisory agreement with Duff & Phelps Investment Management Co. and to divide the registrant's board of directors into three classes, with directors serving for staggered three-year terms as follows:

Class I (term expiring in 2012): Stewart E. Conner, Nancy
Lampton, Eileen A. Moran and David J. Vitale;

Class II (term expiring in 2013): Robert J. Genetski, Philip
R. McLoughlin and Nathan I. Partain; and

Class III (term expiring in 2014): Geraldine M. McNamara,
Christian H. Poindexter and Carl F. Pollard.